Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY CONFIRMS
JANUARY 2016 DIVIDEND
January 15, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company")  (TSX and NYSE: CPG) confirms that the dividend to be paid on February 16, 2016, in respect of January 2016 production, for shareholders of record on January 31, 2016, will be CDN$0.10 per share.
These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."
Crescent Point is one of Canada's largest light and medium oil producers, with an annual dividend of CDN$1.20 per share.
CRESCENT POINT ENERGY CORP.
Scott Saxberg,
President and Chief Executive Officer
FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.
Telephone: (403) 693-0020                                                                    Toll free (U.S. & Canada): 888-693-0020
Fax:                  (403) 693-0070                                                                      Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1